ASANKO GOLD RESULTS OF ANNUAL GENERAL MEETING

Vancouver, British Columbia, June 12, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) announced that all the resolutions put to shareholders at the Company’s annual general and special meeting (the “Meeting”) held on June 9, 2017 were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Election of Directors
The seven nominees listed in the Company’s management information circular dated April 28 2017, were elected at the Meeting as directors of Asanko.

Director Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Colin Steyn	138,065,951	99.89%	148,900	0.11%
Peter Breese	135,590,112	98.10%	2,624,739	1.90%
Gordon Fretwell	134,868,925	97.58%	3,345,926	2.42%
Marcel de Groot	135,244,864	97.85%	2,969,987	2.15%
Michael Price	138,062,306	99.89%	152,545	0.11%
William Smart	135,259,540	97.86%	2,955,311	2.14%
Shawn Wallace	134,965,847	97.65%	3,249,004	2.35%

Appointment of Auditor

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
KPMG LLP	151,649,125	99.89%	168,790	0.11%

Share Option Plan (“SOP”)

	Votes For	% Votes For	Votes Against	% Votes Withheld
Amendment of SOP	130,740,257	94.59%	7,474,594	0.00%
Continuation of SOP	130,615,719	94.50%	7,599,132	0.00%

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com